SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

KUSH BOTTLES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

 (Title of Class of Securities)

501334 106

 (CUSIP Number)

Chris Martin

1800 Newport Circle

Santa Ana, CA 92705

(714) 243-4311

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 20, 2016

 (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the  liabilities of that section of the Act but shall be subject  to all other provisions of the Act  (however,  see the Notes).

1     NAME OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        John Kovacevich____________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

[   ]

(b)

[   ]

_____________________________________________________________________________________________

3    SEC USE ONLY

_____________________________________________________________________________________________

4    SOURCE OF FUNDS*

__PF________________________________________________________________________________________

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]

_____________________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America______________________________________________________________________

7    SOLE VOTING POWER

NUMBER OF

SHARES

___2,784,064(1)_________________________________________________________

BENEFICIALLY

8    SHARED VOTING POWER

OWNED BY

EACH

______________________________________________________________________

REPORTING

9    SOLE DISPOSITIVE POWER

PERSON WITH

___2,784,064(1)_________________________________________________________

10   SHARED DISPOSITIVE POWER

________________________ ___________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____2,784,064(1)_____________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES*  [X]

_____________________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%_________________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

__IN________________________________________________________________________________________

(1) As reported in the Form 13D on June 16, 2015, John Kovacevich originally held 3,700,000 shares of the Issuer’s common stock.  On February 17, 2016, the Reporting Person sold 250,000 shares.  On May 20, 2016, the Reporting Person sold 672,727 shares of the Issuer’s common stock.  During April and May of 2016, the Reporting Person acquired 6,791 shares of the Issuer’s common stock in open market transactions.

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $.001 par value (the "Common Stock"), of Kush Bottles, Inc., (the "Issuer").  The address of the Issuer's principal executive office is 1800 Newport Circle, Santa Ana, CA 92705.

Item 2.  Identity and Background.

     (a)    This statement is being filed on behalf of John Kovacevich (the “Reporting Person”).

     (b) The address of the Reporting Persons is 1800 Newport Circle, Santa Ana, CA 92705.

     (c) The reporting person is not an officer or director of the Issuer.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Reporting Person has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of common stock being reported for the Reporting Person was $22,747.57.  All cash paid was paid out of personal funds of the Reporting Person.

Item 4.  Purpose of Transaction.

The purpose of this Schedule 13D is to report the change in ownership from 3,700,000 shares to 2,784,064 shares by the Reporting Person.

The Shares held by the Reporting Person were acquired for investment purposes in the ordinary course of Reporting Person’s business or investment activities, as the case may be.

The Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

The Reporting Person may engage in communications with management, one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things:

(1)  the acquisition of additional shares of the Issuer, or the disposition of shares of the Issuer;

(2)  an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

(3)  a sale or transfer of a material amount of assets of the Issuer;

(4)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)  any material change in the present capitalization or dividend policy of the Issuer;

(6)  any other material change in the Issuer's business or corporate structure;

(7)  changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10) any action similar to those enumerated above.

The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider Reporting Person’s position, change Reporting Person’s purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of  Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.  Interest in Securities of the Issuer.

     (a) John Kovacevich beneficially owns 2,784,064 Common Shares, which equates to 5.9% of the outstanding shares of the Issuer.

     (b) The Reporting Person has sole voting and dispositive power over the shares owned by the Reporting Person.

     (c) None.

     (d) No person (other than the Reporting Person) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

     (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2016

/s/ John Kovacevich

Name: John Kovacevich

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).